UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Bjørn Hogstad

Telenor ASA

Snaroyveien 30

N-1331 Fornebu

Norway

47-97-77-8806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

Tower 42, Level 35

25 Old Broad Street

London EC2N 1HQ

England

44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nye Telenor East Invest AS
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 7,369,972
8 Shared Voting Power -0-
9 Sole Dispositive Power 7,369,972
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,369,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 18.3% of the outstanding Common Stock
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telenor Networks Holding AS
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 7,369,972(1)
8 Shared Voting Power -0-
9 Sole Dispositive Power 7,369,972(1)
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,369,972(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 18.3% of the outstanding Common Stock(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telenor ASA
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 7,369,972(1)
8 Shared Voting Power -0-
9 Sole Dispositive Power 7,369,972(1)
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,369,972(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 18.3% of the outstanding Common Stock(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Person disclaims beneficial ownership of all shares.

AMENDMENT NO. 4 TO SCHEDULE 13D

The statement on Schedule 13D relating to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Golden Telecom, Inc. (“Golden Telecom”), as previously jointly filed by Nye Telenor East Invest AS, Telenor Networks Holding AS (as successor to Telenor Business Solutions Holding AS) and Telenor ASA (as amended by Amendment Nos. 1 through 3 thereto, the “Statement”), is hereby amended and supplemented with respect to the items set forth below. Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment to the Statement is being jointly filed by Nye Telenor East Invest AS (“Nye Telenor”), Telenor Networks Holding AS (“Telenor Networks”) and Telenor ASA (“Telenor ASA” and, together with Nye Telenor and Telenor Networks, collectively, the “Reporting Persons”).

NYE TELENOR EAST INVEST AS

(a) Nye Telenor is a company formed under the laws of Norway.

(b) Snarøyveien 30, N-1331 Fornebu, Norway

(c) Nye Telenor is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d) During the last five years, Nye Telenor has not been convicted in a criminal proceeding.

(e) During the last five years, Nye Telenor was not a party to a civil proceeding of a judicial or administrative body as a result of which Nye Telenor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR NETWORKS HOLDING AS

(a) Telenor Networks is a company formed under the laws of Norway.

(b) Snarøyveien 30, N-1331 Fornebu, Norway

(c) Telenor Networks is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Networks has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Networks was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Networks was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a) Telenor ASA is a company formed under the laws of Norway.

(b) Snarøyveien 30, N-1331 Fornebu, Norway

(c) Telenor ASA is engaged principally in the production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF NYE TELENOR

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Nye Telenor. Each such person is a citizen of Norway and the business address of each of such person is c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

Name and Residence	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	President and Chief Executive Officer of Telenor ASA. Chairman of the Board of Nye Telenor East Invest AS. Chairman of the Board of Telenor Mobile Holding AS.

Jan Edvard Thygesen (Nesbru, Norway)

Executive Vice President of Telenor ASA.

Head of Telenor in Eastern & Central Europe.

Chief Executive Officer and Member of the Board of Nye Telenor East Invest AS.

Member of the Board of Telenor Mobile Holding AS.

Chairman of the Board of Telenor East Invest AS.

Trond Westlie (Bærum, Norway)	Executive Vice President and Chief Financial Officer of Telenor ASA. Member of the Board of Nye Telenor East Invest AS. Member of the Board of Telenor Mobile Holding AS.

(d) During the last five years, none of the above executive officers or directors has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers or directors was a party to a civil proceeding of a judicial or administrative body as a result of which any such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR NETWORKS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Telenor Networks. Each such person is a citizen of Norway and the business address of each of such person is c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

Name and Residence	Present Principal Occupation
Morten Karlsen Sørby (Hammaro, Sweden)	Executive Vice President of Telenor ASA. Head of Telenor in the Nordic Region. Head of Norwegian Market of Telenor ASA. Chairman of the Board of Telenor Networks Holding AS.

Ragnar Kårhus (Oslo, Norway)	Member of the Board of Telenor Networks Holding AS. Chief Executive Officer of Telenor Norway.

Berit Svendsen (Oslo, Norway)	Chief Executive Officer of Telenor Networks Holding AS. Member of the Board of Telenor Mobile Holding AS.

Eivind Christen Karlsen (Drobak, Norway)	Member of the Board of Telenor Networks Holding AS. Senior Vice President and Head of Operations of Telenor Nordic.

Marit Saebu (Oslo, Norway)	Member of the Board of Telenor Networks Holding AS. Head of Key Customer Accounts of Telenor Telecom Solutions AS.

Name and Residence	Present Principal Occupation
Arne Jenssen (Trondheim, Norway)	Member of the Board of Telenor Networks Holding AS (employee elected representative).

Ingrid Riddervold Lorange (Oslo, Norway)	Member of the Board of Telenor Networks Holding AS. Director of Operations of Telenor Telecom Solutions AS.

Jan Riddervold (Lillehammer, Norway)	Member of the Board of Telenor Networks Holding AS (employee elected representative). Engineer, Telenor Telecom Solutions AS.

Ronald Steen (Sortland, Norway)	Member of the Board of Telenor Networks Holding AS.

(d) During the last five years, none of the above executive officers or directors has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers or directors was a party to a civil proceeding of a judicial or administrative body as a result of which any such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each director and executive officer of Telenor ASA. Except for Paul Bergqvist, who is a citizen of Sweden, each such person is a citizen of Norway and the business address of each of such person is c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

Name and Residence	Present Principal Occupation
Harald Norvik (Nesoddangen, Norway)

Strategic Advisor at Econ Pöyry.

Chairman of the Board of H. Aschehoug.

Chairman of the Board of Telenor ASA.

Chairman of the Board of Midelfart Sonesson ASA.

Member of the Board of ConocoPhillips.

Member of the Board of Petroleum Geo-Services ASA.

Member of the Board of Umoe.

Member of the Board of OCAS AS.

Chairman of the Board of Imatis.

Bjørg Ven (Oslo, Norway)

Partner in the law firm, Haavind Vislie.

Deputy Chairman of the Board of Telenor ASA.

Member of the Board of Orkla ASA.

Member of the Board of Vital Insurance AS.

Chairman of the Appeal Board of the Oslo Stock Exchange.

Substitute judge at the EFTA court in Luxembourg.

Kjersti Kleven (Ulsteinvik, Norway)	Joint owner of John Kleven AS, and full time employee. Member of the Board of Telenor ASA.

Olav Volldal (Kongsberg, Norway)

Chief Executive Officer of Kongsberg Automotive Holding ASA.

Member of the Board of Elopak AS.

Member of the Board of Cappelen Holding.

Member of the Board of NCE Kongsberg.

Member of the Board of Telenor ASA.

Name and Residence	Present Principal Occupation
John Giverholt (Oslo, Norway)	Chief Financial Officer of Ferd AS. Member of the Board of Telenor ASA.

Paul Bergqvist (Vikbol, Sweden)	Chairman of the Board of Carlsberg Sweden. Chairman of the Board of East Capital AD. Chairman of the Board of Bryggareforeningen. Member of the Board of Telenor ASA.

Liselott Kilaas (Oslo, Norway)	Managing Director of Aleris ASA. Member of the Board of Telenor ASA. Member of the Board of the Central Bank of Norway. Member of the Board of IM Skaugen AS. Member of the Board of Adresseavisen.

Harald Stavn (Kongsberg, Norway)	Employee elected representative to the Board of Telenor ASA.

Bjørn Andre Anderssen (Gol, Norway)	Employee elected representative to the Board of Telenor ASA.

May Krosby (Hagan, Norway)	Employee elected representative to the Board of Telenor ASA. Project Secretary in Telenor ASA, R&I Department.

Jon Fredrik Baksaas (Sandvika, Norway)	President and Chief Executive Officer of Telenor ASA. Chairman of the Board of Nye Telenor East Invest AS.

Chairman of the Board of Telenor Mobile Holding AS. Member of the Board of Svenska Handelsbanken AB.

Arve Johansen (Bangkok, Thailand)	Senior Executive Vice President/Deputy CEO of Telenor ASA and Head of Telenor in Asia. Chief Executive Officer of Telenor Mobile Holding AS. Member of the Board of VimpelCom.

Trond Westlie (Bærum, Norway)	Executive Vice President and Chief Financial Officer of Telenor ASA. Member of the Board of Nye Telenor East Invest AS. Member of the Board of Telenor Mobile Holding AS.

Jan Edvard Thygesen (Nesbru, Norway)

Executive Vice President of Telenor ASA.

Head of Telenor in Central & Eastern Europe.

Chief Executive Officer and Member of the Board of Nye Telenor East Invest AS.

Member of the Board of Telenor Mobile Holding AS.

Chairman of the Board of Telenor East Invest AS.

Morten Karlsen Sørby (Hammaro, Sweden)	Executive Vice President of Telenor ASA. Head of Telenor in the Nordic Region. Head of Norwegian Market of Telenor ASA. Chairman of the Board of Telenor Networks Holding AS.

Name and Residence	Present Principal Occupation
Ragnar Korsæth (Oslo, Norway)	Executive Vice President of Telenor ASA. Head of Global Coordination of Telenor ASA. Member of the Board of Telenor Mobil AS.

Bjørn Magnus Kopperud (Drammen, Norway)	Executive Vice President of Telenor ASA. Head of Human Resources of Telenor ASA.

Hilde Tonne (Oslo, Norway)	Executive Vice President of Telenor ASA. Head of Group Communications of Telenor ASA.

(d) During the last five years, none of the above executive officers or directors has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers or directors was a party to a civil proceeding of a judicial or administrative body as a result of which any such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following information:

This Amendment is being filed by the Reporting Persons to report their filing of a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) with the Securities and Exchange Commission (the “Commission”) with respect to the tender offer by Lillian Acquisition, Inc. (“Merger Sub”), a wholly-owned subsidiary of VimpelCom Finance B.V. (“Parent”), which is a wholly-owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), in respect of any and all outstanding shares of Common Stock of Golden Telecom at a price per share of $105.00 in cash (the “Tender Offer”). The Tender Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and Golden Telecom (the “Merger Agreement”), pursuant to which, after the Tender Offer is consummated and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Golden Telecom (the “Merger”).

As disclosed in the Offer to Purchase in connection with the Tender Offer, filed with the Commission as Exhibit (a)(1)(A) to Merger Sub’s Tender Offer Statement on Schedule TO/13E-3 and incorporated herein by reference (the “Offer to Purchase”), Parent, Merger Sub and VimpelCom have stated their expectation that, upon successful completion of the Tender Offer and consummation of the Merger, Golden Telecom’s operations will be conducted substantially as they currently are being conducted. Parent, Merger Sub and VimpelCom have stated that they do not have any current intentions, plans or proposals to cause Golden Telecom to engage in any of the following:

•	an extraordinary transaction following consummation of the Tender Offer and the Merger, such as a merger, reorganization or liquidation,

•	the relocation of any material operations or sale or transfer of a material amount of assets, or

•	any other material changes in Golden Telecom’s business.

Nevertheless, Parent, Merger Sub and VimpelCom have stated in the Offer to Purchase that, following the consummation of the Tender Offer and the Merger, Parent, VimpelCom and the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Tender Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in the types of transactions set forth above if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. In addition, upon the acceptance for payment of any shares of Golden Telecom’s Common Stock pursuant to the Tender Offer and the deposit of funds sufficient to fund such payment with the depositary for the Tender Offer, Parent, Merger Sub and VimpelCom have stated in the Offer to Purchase that Parent will be entitled to appoint all but one member of the board of directors of the surviving corporation. Parent, Merger Sub and VimpelCom have stated in the Offer to Purchase that Parent, Merger Sub, VimpelCom and the surviving corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

Telenor not yet formed an intention as to whether it will tender and dispose of its shares of Golden Telecom’s Common Stock in the Tender Offer. It is Telenor’s intention that, prior to the expiration of the Tender Offer, it will determine whether to tender its shares. Upon making a determination regarding tendering its shares of Golden Telecom’s Common Stock in the Tender Offer, Telenor will provide disclosure concerning the purpose and reasons for Telenor’s decision to participate in the Tender Offer.

Except as disclosed in this Amendment and the Reporting Persons’ Schedule 13E-3, the Reporting Persons are not parties to, nor do they have any plans or proposals which relate to or would result in, any extraordinary corporate transaction, any change in Golden Telecom’s present board of directors or management, or any other material change to Golden Telecom or its business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Nye Telenor is the direct beneficial owner of 7,369,972 shares of Golden Telecom’s Common Stock, which constitutes approximately 18.3% of the issued and outstanding shares of Golden Telecom’s Common Stock. Nye Telenor will have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all of the 7,369,972 shares of Golden Telecom’s Common Stock owned by it.

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Common Stock of Golden Telecom (other than, solely in the case of Nye Telenor, the 7,369,972 shares of Common Stock directly held by it) for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Nye Telenor is a direct wholly-owned subsidiary of Telenor Networks, and Telenor Networks (which is the successor to Telenor Business Solutions Holding AS) is a direct wholly-owned subsidiary of Telenor ASA. As a result, Telenor Networks and/or Telenor ASA may be deemed to be the indirect beneficial owner of the shares of Common Stock owned directly by Nye Telenor. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Telenor Networks or Telenor ASA is the beneficial owner of the shares of Common Stock presently owned by Nye Telenor for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5(c) is supplemented with the following information:

No Reporting Person (and no other person for whom information is required to be reported pursuant to General Instruction C to Schedule 13D) has entered into any transactions in the shares of Common Stock of Golden Telecom during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to read in its entirety as follows:

Except as provided in the documents described in the Statement, or as set forth herein, none of the Reporting Persons nor, to the best knowledge of such parties, none of the individuals named in Item 2 hereof, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Golden Telecom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

11.	Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Tender Offer (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008).

12.	Schedule 13E-3 filed by the Reporting Persons on January 18, 2008 in connection with the Tender Offer (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed by the Reporting Persons on January 18, 2008).

99.1	Power of Attorney dated December 21, 2007, executed by Jon Fredrik Baksaas, Chairman of the Board of Nye Telenor East Invest AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad.

99.2	Power of Attorney dated December 21, 2007, executed by Morten Karlsen Sørby, Chairman of the Board of Telenor Networks Holding AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad.

99.3	Power of Attorney dated December 21, 2007, executed by Jon Fredrik Baksaas, President and Chief Executive Officer of Telenor ASA, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2008	NYE TELENOR EAST INVEST AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR NETWORKS HOLDING AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact
TELENOR ASA

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact